Filed by DEAC NV Merger Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Diamond Eagle Acquisition Corp.
Commission File No.: 001-38908

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 23, 2019

DIAMOND EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38908	83-4578968
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 209-7280

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	DEACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DEAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DEACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 23, 2019, Diamond Eagle Acquisition Corp. (the “Company”) made available on its website a pre-recorded investor call to discuss its previously announced business combination (the “Business Combination”) with DraftKings Inc. (“DK”) and SBTech (Global) Limited (“SBT”). A copy of the transcript for the call is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Also on December 23, 2019, in connection with the Business Combination, Jason Robins, the Chief Executive Officer of DK, was interviewed by CNBC. A copy of the transcript of this interview is attached as Exhibit 99.2 hereto and incorporated by reference herein.

In addition, on December 23, 2019, DK distributed an e-mail to its customers announcing the Business Combination. A copy of the e-mail is attached as Exhibit 99.3 hereto and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company’s wholly owned subsidiary, DEAC NV Merger Corp. (“DEAC Nevada”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of DEAC Nevada to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was filed with the SEC on May 14, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067, Attention: Secretary, (310) 209-7280. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Each of DK and SBT and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, DK’s and SBT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, DK’s and SBT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, DK’s and SBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company, DK and SBT following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain gaming regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the post-Business Combination company’s common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations, particularly with respect to gaming; (9) the possibility that DK, SBT or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Transcript of Investor Call held on December 23, 2019
99.2	Transcript of CNBC Interview held on December 23, 2019
99.3	E-Mail to DK Customers sent on December 23, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND EAGLE ACQUISITION CORP.

	By:	/s/ Eli Baker
	Name:	Eli Baker
	Title:	President, Chief Financial Officer and Secretary
Date: December 23, 2019

Exhibit 99.1

Diamond Eagle Acquisition Corp. Diamond Eagle Acquisition and DraftKings Announce Business Combination December 23, 2019

Diamond Eagle Acquisition Corp. – Diamond Eagle Acquisition and DraftKings Combination, December 23, 2019

C O R P O R A T E P A R T I C I P A N T S

Harry Sloan, Founding Investor, Diamond Eagle

Jason Robins, Co-Founder and Chief Executive Officer, DraftKings

P R E S E N T A T I O N

Operator:

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the DraftKings, SBTech and Diamond Eagle Conference Call and Webcast. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Diamond Eagle and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Diamond Eagle’s website at eagleinvestmentpartners.com.

The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Diamond Eagle’s website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call. For everyone on the phone, Diamond Eagle and DraftKings will not be fielding any questions on today’s call.

Also, statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Diamond Eagle’s Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties, and other factors discussed in Diamond Eagle’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Diamond Eagle’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Jason Robins, Co-Founder and Chief Executive Officer of DraftKings, and Harry Sloan, Founding Investor of Diamond Eagle.

I will now turn the call over to Harry Sloan.

Harry Sloan:

Hi, everyone. It’s Harry Sloan, the Founder of Diamond Eagle, and I’d like to thank you and I’d like to welcome everyone to the DraftKings-SBTech-Diamond Eagle conference call.

We are excited to announce that Diamond Eagle has entered into a business combination agreement to combine our public company with DraftKings and SBTech.

As we said during the initial public offering of Diamond Eagle in May, our number one target for investment was to bring to the public markets a pure play U.S.-focused sports betting operator, and perhaps for the first time in the history of SPACs, we’re doing just that.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Diamond Eagle Acquisition Corp. – Diamond Eagle Acquisition and DraftKings Combination, December 23, 2019

We have $400 million in our trust account and we have also raised over $300 million in committed PIPE proceeds. Upon closing, the combined Company will have an anticipated equity value of approximately $3.3 billion and will have over $500 million of unrestricted cash on the balance sheet.

I'm going to turn the call over to Jason Robins, who is the Co-Founder and CEO of DraftKings. He’s going to go through DraftKing history, its unique current positioning in U.S. sports betting market, and its strategy for future growth.

But before I do that, to all of our friends who have been with us in many other deals, and new friends as well, I want to wish you a very happy and healthy holiday season. Jason?

Jason Robins:

Thank you, Harry. Good morning, everyone, and happy holiday. Really excited to be here and really looking forward to sharing some of the key highlights. This is a powerful combination that creates a premier, pure-play, U.S.-based sports digital entertainment and gaming company. Together our companies will be able to realize DraftKings’ vision to build the best, most trusted, and most customer-centric destination for skin-in-the-game sports fans, to develop the most entertaining real money gaming products and offers, and to forever transform the way people experience sports.

I want to start by highlighting five key investment points:

First, the global online gaming market is massive and growing, with the U.S. on track to become the single largest market.

Number two, DraftKings is the premier brand in digital sports entertainment. We are one of the leading U.S. digital sportsbooks and have the number-one rated apps for Daily Fantasy Sports and Sportsbook.

Number three, the combination with SBTech, who is the leading B2B innovator in sports technology, powering some of the world’s most popular sports betting and online gaming brands, creates a unique, vertically integrated, customer focused U.S. market opportunity.

Four, our experience in New Jersey, where we are a proven leader in a very competitive market, highlights the potential that we can achieve as Online Sports betting expands into more jurisdictions, particularly in the United States.

Number five, we will be a pure play, publicly traded online gaming company that is well capitalized for the future.

Let’s dive into these points in a little bit more detail. We are positioned at the intersection of digital sports entertainment and gaming. The global entertainment and gaming industry is approximately $2.5 trillion. The global gaming market, including casino, sports betting, slots, and lotteries, is approximately $450 billion, of which just over 11% is currently online. There are two primary trends affecting the global gaming market. First regulation is occurring around the world and especially here in the U.S., we believe, that presents a great opportunity for DraftKings. Second, though both mobile and retail are growing, mobile growth is outpacing retail growth and online should continue to increase as a percentage of the overall global gaming market.

Focusing on the online opportunity in the U.S. for sports, the estimated market maturity could be anywhere from $14 billion to $23 billion in gross revenue. We triangulated on this estimate in a variety of ways, including existing third-party research, an extrapolation of New Jersey results, and an extrapolation of more mature markets like the U.K. and Australia.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Diamond Eagle Acquisition Corp. – Diamond Eagle Acquisition and DraftKings Combination, December 23, 2019

In addition to Online Sports betting, we see another wave coming with iGaming, which includes online versions of traditional casino games such as slots, blackjack, and roulette. In New Jersey alone the iGaming market, which has been legal for over five years, is already nearly a $0.5 billion industry, with a historical compounded annual revenue growth of over 30%. Over the last 12 months, growth has exceeded 50%, reflecting the symbiotic relationship between iGaming and Online Sports betting, which went live in New Jersey in August of 2018.

Within one year of entering into the iGaming market in New Jersey, DraftKings has established itself as a top operator, even though most competitors have been operating in the state for several years. Our ability to quickly achieve this position illustrates DraftKings’ core strengths: a trusted brand, a strong ability to cross sell, leading product innovation, and over the last six months we have launched numerous in-house developed games with fantastic response from our users.

Based on these two product offerings—Online Sports betting and iGaming—the online gaming revenue opportunity for DraftKings is between $2.9 billion and $4.7 billion in the U.S. alone. With Online Sports betting, DraftKings could generate $2.3 billion to $3.5 billion in gross revenue. We take the midpoint of the mature market sizing estimate of $18 billion and then assume only 65% of the U.S. population has access to legalized online sportsbook, and that within those markets DraftKings has a market share of approximately 20% to 30%.

Within iGaming, DraftKings could generate another $600 million to $1.2 billion in gross revenue. We take this mature market size assumption of $21 billion and then we assume that only 30%, so less than half the of the states that we are assuming have legal online sports books in the U.S. have access to iGaming and that DraftKings market share is only 10% to 20% within those markets.

Our history and position as the industry leading daily fantasy sports provider creates a strong foundation that we can build on as we expand into new online sportsbook and iGaming markets. We are the clear leader in DFS, operating in 43 states with 60% market share in the U.S.

Since launching our DFS offering in 2012 we have built incredible capabilities that transfer to the online gaming market, most notably our customer acquisition and customer relationship management capabilities to acquire, retain, and reactivate users. Through our data-driven cross-sell capabilities, meaningful relationships with regulators, leagues, and media companies, we are well positioned to benefit from growth in online gaming. We also have a very strong tech platform, including a world-class compliance platform, which we have constructed over the past several years.

Perhaps the most important thing we have is brand awareness that resonates with our users and potential customers. DraftKings is the number-one brand amongst consumers when asked when you think about brands that allow you to win money on sporting events.

Layering in SBTech, the industry leader in B2B sport’s technology, strengthens us and creates a unique, vertically integrated company in the category. SBTech is one of the fastest growing tech firms within sports betting, featuring an omnichannel solution. They have a proven track record of outperformance versus industry peers on both growth and margin. The company has a global footprint with material new opportunities emerging in the U.S., Europe, Africa, Latin America, and Asia.

Together we will benefit in several ways as we bring DraftKings and SBTech together, including: investing in the user experience, introducing more unique pre-game, in-game and parlay type bets; setting odds more effectively by leveraging our risk management tools; diversifying our business model as we combine B2B and B2C revenues; bringing outsourced technology in-house, creating very strong financial synergies.

Looking a bit more closely in New Jersey provides a compelling case study of the success of our new-state playbook, even in a competitive market. Through September 2019, and based on publicly available New Jersey Division of Gaming Enforcement and our company results, we were the number-two sportsbook operator with a cumulative 37% online market share in online sportsbook revenue.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Diamond Eagle Acquisition Corp. – Diamond Eagle Acquisition and DraftKings Combination, December 23, 2019

We expect our new market entry playbook to result in positive contribution margin at the state level after approximately 12 to 24 months, in some states maybe up to 36 months, following launch. In New Jersey, we expect to recoup 90% of our external marketing costs after about the first 18 to 24 months. This performance is driven, in part, because more than one-third of our online sportsbook and iGaming user base was cross-sold from our DFS customer database with no additional marketing costs.

We believe our profitability in the second and third full year following the launch of a new state will improve dramatically, driven by improved monetization per user, as well as leverage on our cost of revenue and direct marketing costs. Additionally, we believe that synergies with SBTech will add to our profitability in markets.

In New Jersey, even not considering these synergies with SBTech, we believe we can achieve 29% contribution margin at scale. Our gross profit after external marketing, therefore, will be 29% of gross revenue, or approximately 37% of our net revenue.

Looking at the top line of the combined businesses, and based on a number of assumptions noted in our presentation, we expect to be able to grow our revenues by 30% to $540 million in 2020, and an additional 30% growth in ‘21 to $700 million. We expect the primary growth drivers to include: the addition of new states for online sportsbook, which could approach approximately 20% of the U.S. population by the end of ’21; the launch of our iGaming product in Pennsylvania in 2020 with also additional states expected by 2021, which represents an incremental 4% of the U.S. population; the maintenance of our leading position of Daily Fantasy Sports and increased customer engagement that comes from continuing to market and build our brand around that product; growth at SBTech from both existing, as well as newly acquired customers.

As we scale our combined businesses, we believe that we can achieve more than $1 billion in EBITDA off of a revenue base of approximately $3.7 billion in the U.S. alone.

The proposed transaction values the combined DraftKings and SBTech equity at approximately $3.3 billion post money, or about 3.9 times estimate 2021 revenue.

After giving effect to the transaction, the Company is expected to have over $0.5 billion of unrestricted cash on the balance sheet and public equity currency to ensure sufficient capital for future growth.

We are excited about our future. Over the last eight years we have built the dominant brand in Daily Fantasy Sports which has positioned us well for the opportunity that is emerging as sports betting becomes legalized in more states across the U.S. With the proposed merger we will become the only pure-play U.S.-focused, vertically integrated company to address this emerging market.

Thank you for your time and attention today. We look forward to sharing additional information with you in early January. If you have any questions regarding the presentation, please contact: investors@draftkings.com.

Thank you again for joining today’s call and happy holidays to everyone.

Operator:

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Exhibit 99.2

Transcript of CNBC Interview with Jason Robins, Chief Executive Officer of DraftKings Inc.

December 23, 2019

Rebecca Quick: Welcome back, everybody. Sports betting company, DraftkKings will become a public company in 2020 through a three way business combination. It is going to be combining with a special purpose acquisition company called Diamond Eagle. Diamond Eagle is already traded on the NASDAQ. It is also combining with SBTech, that’s a provider of sports betting technology. Now, when all is said and done, the newly combined company is going to be renamed DraftKings, which is the name you all know. Joining us right now first on CNBC is DraftKings CEO Jason Robins, and Jason it is great to see you.

Jason Robins: Thank you, happy holidays, everybody.

Rebecca: Happy holidays. Big news, you kind of wrapped this altogether. I think I get it SPAC -using the SPAC to go public makes a lot of sense. Why don't you explain what the rational is, why this makes sense for DraftKings right now?

Jason: Well, this is a complicated deal. It is a three way merger, we looked at different options for financing it and this one made a lot of sense because it allowed us to both secure capital up front through a pipe that would then be used to complete the acquisition.

Rebecca: Is that Diamond Eagle?

Jason: Well yes, we raised an additional pipe as well.

Rebecca: The 300 smillion dollars.

Jason: Led by Cap Research…Franklin… Templeton…Wellton and several other great ones. Then we also wanted, you know, to get public some time in 2020 ideally. And this allowed us to do both of them in the same transaction as opposed to two separate transactions, so it was a good fit for us.

Rebecca: And then, SBTech getting wrapped in, they do the back end technology that you'll be using instead of the company that you use right now?

Jason: Yes, SBTech is a world renowned technology and trading and risk management provider for sports betting and other sorts of online gaming services. They've been around for about 12 years, I think and really a fantastic company we're looking forward to…

Andrew Ross Sorkin: Had you not done it this way would it have been a two-step process?

Jason: Yeah.

Andrew: Meaning go public and then either merge with them or buy them?

Jason: Or the other way around. Raise private capital to buy them and then go public together. So it would’ve probably been one of those two options, we considered those two along with this and this allowed us to do both at the same time.

Tom Farley: I think this is a great example of using the SPAC.

Andrew: He’s in the SPAC business by the way, we should say.

Tom Farley: This is what we talked about a half hour ago. There is a real reason to do it this way and congratulations.

Jason: Thank you.

Tom Farley: I'm furiously kind of going through the investor presentation here and commercial breaks. I have a couple questions. One, do I have a right that revenue next year will be around about $500 million and change and the enterprise value here is something like $3 billion?

Jason: That's right. So we'll be about $540 in revenues as combined business next year. And we expect about $3.3 billion to be the market capitalization upon close.

Tom Farley: Okay. And how did investors get comfortable with that valuation level? What comps do you point them to?

Jason: That was -- that's above my pay grade. We had a lot of bankers that worked on the deal, did a great job helping. It's a unique company. It is difficult to comp, I think, and a lot of work went into it for sure.

Tom Farley: One thing I've never seen in a SPAC and I looked at a lot of them is the duel class share structure. This is the first time I've ever come across that. How did that come to be?

Jason: Well, we felt that this was an industry that was going to take lots of twists and turns and was really important that the management be able to think long term and one of the things that we, you know, thought about is becoming a public company is you don't want to fall into the traps of getting too caught up in quarterly earnings and things like that and obviously, that's an important thing. We need to, you know, hit the numbers that we promised but we also want to have the flexibility to be able to think long term and really plan on what will drive value over the next three to five years and beyond.

Andrew: The original SPAC was a single class.

Jason: Right. Correct.

Andrew: So you had had to -- as part of the transaction, you're effectively changing the classes of shares?

Jason: Well, the whole thing is changing, because you know, it was a three way merger. So everything kind of hit reset.

Andrew: And as you…one of the things that is interesting about a SPAC is you can actually speak to investors as you said, for as long as you need to.

Tom Farley: And you can share projections, which is distinct from an IPO. And in fact, they have shared projections.

Andrew: The question I was going to ask is how comfortable or not and how many questions did you get about the governance issue when it comes to talking to some of the big investors on this?

Jason: Well you're absolutely right that one of the benefits is to be able to socialize not only, you know, the deal and the valuation but other aspects of it. So we were pretty thorough we talked to a lot of investors and generally speaking, you know, we got a lot of really good feedback on everything. And I think that for the most part we kind of stuck where we were, but we did make some changes along the way which is, you know, is a helpful part of the process to be able to get that feedback.

Rebecca: Jason, can I just ask, in terms of raising money going public with the new fund that you set up why do you need to raise money right now? You guys are growing really fast in terms of revenue what's the plan? What are you going to do with it?

Jason: There are a lot new states that recently legalized sports betting: Michigan just recently, Colorado, about a month or so before. So we have a lot of really exciting, you know, the new markets that we would like to launch and that requires capital investment.

Rebecca: This is about building out and building the business, not about cashing out early investors?

Jason: No, no this is going to be mostly primary capital.

CNBC: Jason, with the opportunity in the U.S. with all the major sports. Overseas in particular, Europe, soccer is huge what is the opportunity outside of the U.S. in a sport like that?

Jason: Well…sports betting has been around in Europe, Australia and other parts of the world for a while. There is regulation happening all over the globe right now, so we think longer term there is a really exciting international opportunity. Our primary focus is going to be the United States given, you know, really what we see as a market that's going to be rapidly developing. I think you guys, CNBC, had an article that 2020 will be the year of sports betting yesterday or the day before.

CNBC: So football is the number one sports in betting…what’s two and three? Basketball and baseball?

Jason: It depends on the time of year you know, with so many new states and growth it's kind of hard to tell the big ones are football, basketball, baseball, college sports are quite large as well and then golf, hockey, and some others are growing quite nicely.

Rebecca: Jason, I want to thank you for being with us today. It's a really a pleasure having you here on day one. Yeah. You’ll come back and tell us more as this progresses.

Jason: I would love to.

CNBC: Congratulations.

Jason: Happy Holidays, everybody.

Tom Farley: Well we’ll be watching the markets reception at 9:30. It’ll be interesting to see how the stock trades, and how the warrants trade.

Exhibit 99.3

Dear                   ,

Today is a great day for DraftKings and our customers! As you might be seeing in the news, we are excited to announce that DraftKings intends to go public in 2020. In addition, SBTech, a provider of sports betting solutions and services to operators in regulated markets, will be joining the DraftKings family. We are doing this to accelerate our product innovation and gaming expansion into new states to enhance your overall experience with DraftKings. We expect to deliver more products and features that amplify the digital sports entertainment and gaming experience and seize our market opportunity as the only U.S.-based, true technology company in the sports gaming industry.

As always, our customers remain at the core of everything we do. As such, here is what we want to make sure you know:

•	We do not expect our plans to go public to have an impact on your DraftKings experience. We will continue to provide you with the best-in-class products and customer service you are accustomed to.

•	There will be no changes to the safety and security of your personal or payment information.

Loyalty from our players has been the most critical element of DraftKings' success over the past eight years, and our team remains committed to continuing to improve. It will remain our mission to make your digital sports entertainment and gaming experience more thrilling, and we believe this company evolution will ultimately enable us to be more innovative with the sports betting and gaming products we create, to offer you an even better experience in digital sports entertainment. We have the best fans in the world and could not have done any of this without you.

If you have any questions, please reach out to the DraftKings Customer Experience team at support@draftkings.com.

Best,

Jason Robins, Matt Kalish, Paul Liberman

Co-founders, DraftKings

******

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination between DraftKings, Diamond Eagle Acquisition Corp. (“DEAC”) and SBTech (Global) Limited (“SBTech”), DEAC NV Merger Corp., a subsidiary of DEAC and the going-forward public company to be renamed DraftKings Inc. at closing (“New DraftKings”), intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of DEAC stockholders to approve the proposed business combination. Investors and security holders of DEAC are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about DraftKings, SBTech, DEAC and the proposed business combination. The definitive proxy statement will be mailed to stockholders of DEAC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

DEAC and its directors and executive officers may be deemed participants in the solicitation of proxies from DEAC's stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DEAC is contained in the final prospectus for DEAC's initial public offering, which was filed with the SEC on May 14, 2019, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available.

Each of DraftKings and SBTech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DEAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the business combination when available.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described in this communication. This communication also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.